VOYA LETTERHEAD

U.S. LEGAL / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

April 2, 2018

BY EDGARLINK

Re:	Voya Retirement Insurance and Annuity Company
S-3 Initial Registration Statement
Prospectus Title: Voya Select Multi-Index 5 & 7

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Retirement Insurance and Annuity Company, as registrant, and Directed Services LLC, as principal underwriter, hereby respectfully request that the effective date of this registration statement be accelerated to May 1, 2018.

Very truly yours,

/s/ J. Neil McMurdie

J. Neil McMurdie

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